SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY, 2005

COMMISSION FILE NUMBER 0-50657

                               SEABRIDGE GOLD INC.
             (Exact name of Registrant as specified in its Charter)

        172 KING STREET EAST, 3RD FLOOR, TORONTO, ONTARIO, CANADA M5A 1J3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F |X|                                 Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes |_|                                       No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Seabridge Gold Inc.
                                         (Registrant)

Date: February 18, 2005

                                         By:    /s/ Rudi Fronk
                                             --------------------------------
                                             Name:  Rudi Fronk
                                             Title: President and C.E.O

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                                    EXHIBITS

Exhibit 99
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Press release issued February 17, 2005 in which the Registrant announced that a new 43-101 Technical Report has been prepared by SRK Consulting ("SRK") of Toronto on the Registrant's 100% owned Red Mountain project located in British Columbia, Canada. At a 1.0 gram per tonne ("gpt") cut-off, SRK estimates an additional inferred resource of 1,729,000 tonnes at a grade of 2.97 gpt gold (165,000 ounces) in close proximity to gold resources previously reported by the Registrant for the project. SRK concludes that there is excellent potential to further expand the gold resources at Red Mountain with additional exploration drilling. The SRK Technical Report can be viewed at www.seabridgegold.net/images/Red_Mtn_Tech_Report.pdf.


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